Exhibit 99.1

SUPERCOM RECEIVES NOTICE OF TERMINATION FOR CONVENIENCE REGARDING THE U.S. TESTING OF TECHNOLOGY FOR THE NEW ELECTRONIC PASSPORT PROGRAM

New York and Ra'anana, Israel, May 5, 2005 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced that the U.S. Government Printing Office (GPO) issued a Notice of Termination for Convenience involving the Company's participation in the three-phase testing of technology for a new electronic passport. While an earlier termination notice was withdrawn after discussions with the U.S. Government, the Company's attempts to persuade the Government to withdraw the current termination notice have been unsuccessful to date. The notice terminates SuperCom's contract awards for the Electronic Passport Program.

In October 2004, SuperCom was an original awardee under this unclassified program based on the merits of its technical and cost proposal. It has since received orders from GPO for testing its computer chip-inlay technology solution. While the termination notice does not specify the reason for its issuance, the Company understands from its discussions with the Government that it is based on unresolved security concerns and not related to the Company's technological solution or its cost proposal.

Avi Schechter, SuperCom's CEO, stated: " We respectfully disagree with the reasoning behind this latest notice. We are, therefore, reviewing all options, including the possibility of seeking further discussions with the Government, if warranted, based on the development of additional information being gathered by an internationally recognized firm specializing in security reviews. Our aim is to reverse the termination notice, so as to enable the Company to resume its participation in the Electronic Passport Program based on its previous selection and technical approvals."

In connection with the termination notice, the Company observed that the Electronic Passport Program consists of a number of distinct phases including testing, further evaluation, and ultimately the award of production orders if selected. There is no assurance that, even if the current notice were to be rescinded, the Company would receive further chip testing orders or production orders.

About SuperCom, Ltd.
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors. The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports. It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers' licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong. For more information, visit our website at www.supercomgroup.com.

Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972-9-775-0800
eyalt@supercomgroup.com